

April 13, 2011

William F. Lacey
Senior Vice President and Chief Financial Officer
Animal Health International, Inc.
7 Village Circle, Suite 200
Westlake, TX 76262

> **Re:** **Animal Health International, Inc.**
> **Form 10-K**
> **Filed September 10, 2010**
> **File No. 001-33273**

Dear Mr. Lacey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Management's Discussion and Analysis

Results of Operations, page 30

1. We have reviewed your response to our prior comment three, noting that the financial information by customer type (i.e., veterinary, beef, dairy, etc) is not utilized by your chief decision maker due to the fact that your business is not structured in that manner and you only obtain revenue information by customer types. Due to the emphasis placed on the revenue earned by each of these customer types particularly when speaking with your analysts during your quarterly earnings conference calls, please confirm in future Exchange Act filings you will revise your disclosure for each period presented to discuss the impact the trends or uncertainties of revenue by customer type may have on your business.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(c) Cost of Direct Products Sold, page F-8

2. We have reviewed your response to our prior comment four, noting you are unable to quantify the costs solely related to the "distribution network" as your personnel perform a variety of functions in sales, shipping, receiving and distribution.   This appears to be inconsistent with your disclosure in Note 2(e) on page F-8 in which you are clearly able to quantify the costs solely related to shipping and handling reflected in direct costs of products sold. Please provide us with a detailed discussion of how you are able to quantify the costs of the personnel related to shipping and handling if they are performing several functions as disclosed by you and please confirm in future Exchange Act filings you will disclose the amount of distribution network costs in selling, general, and administrative in each year for which financial statements are presented.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

                                    Sincerely,

                                    /s/Tia Jenkins

                                    Tia Jenkins
                                    Senior Assistant Chief Accountant